                 BANK OF BOSTON CORPORATION      EXHIBIT 12(a)
         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                        (Excluding Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (excluding interest on deposits) for the three months ended March 31, 1996 and 1995 and for the five years ended December 31, 1995 were as follows:



                               Three Months Ended March 31,             Years Ended December 31,
(dollars in millions)
                                       1996     1995            1995      1994      1993      1992     1991
                                       ----     ----           -----     -----      ----      ----     ----
Net income (loss)                    $  117   $  125          $   541    $   435   $   299    $  279   $ (113)
Extraordinary items, net of tax                                                7                 (73)      (8)
Cumulative effect of changes
     in accounting principles,
     net of tax                                                                        (24)
Income tax expense (benefit)             88      121              444        349       215       153      (58)
                                       ----     ----            -----      -----      ----      ----     ----
     Pretax earnings (loss)          $  205   $  246          $   985    $   791   $   490    $  359   $ (179)
                                       ====     ====            =====      =====      ====      ====     ====

Fixed charges:
     Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                      7        8               29         27        27        28       30

Interest on borrowed funds              245      245            1,021        998       378       345      362
                                       ----     ----            -----     ------      ----      ----     ----

          Total fixed charges           252      253            1,050      1,025       405       373      392
                                       ----     ----            -----     ------      ----      ----     ----

Earnings (for ratio calculation)     $  457   $  499          $ 2,035    $ 1,816   $   895    $  732   $  213
                                       ====     ====            =====     ======    ======      ====     ====


Total fixed charges                  $  252   $  253          $ 1,050    $ 1,025   $   405    $  373   $  392
                                       ====     ====            =====      =====      ====      ====     ====

Ratio of earnings to fixed
   charges                             1.81     1.97             1.94       1.77      2.21      1.96      .54
                                       ====     ====            =====      =====      ====      ====     ====


For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. For the year ended December 31, 1991, earnings were insufficient to cover fixed charges. Additional earnings necessary for the year ended December 31, 1991 to bring the ratio of earnings to fixed charges to a one-to-one basis are $179 million.